SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 10, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON MARCH 1, 2016, DRAWN UP IN SUMMARY FORMAT.

Company Registry (NIRE): 35300396090

Corporate Taxpayer’s ID (CNPJ): 33.042.730/0001-04

1.         Date:              March 1, 2016.

2.         Time:              9:30 a.m.

3.         Venue:            Av. Brigadeiro Faria Lima, 3400 – 20° andar.

4.         Attendance:   Benjamin Steinbruch, Antonio Francisco dos Santos, Yoshiaki Nakano, Fernando Perrone, Antonio Bernardo Vieira Maia, Léo Steinbruch and Luis Felix Cardamone Neto – Board members and Claudia Maria Sarti – General Secretary to the Board of Directors, with the meeting being held via conference call.

5.         Agenda: 5.1 – Resignation of Executive Officer; 5.2 – Appointment of the Executive Officer who will accumulate the responsibilities as Investor Relations Officer; 5.3 – General Matters.

6.         Matters Discussed: 6.1 - Resignation of Executive Officer - The Board of Directors acknowledged the resignation presented by Mr. Gustavo Henrique Santos de Sousa as a Company Executive Officer, strictly due to personal reasons, which was unanimously accepted by the attending members. The Company's appreciation for the dedication of Mr. Gustavo and his relevant services during the period he worked for the Company were registered. 6.2 – Appointment of the Executive Officer accumulating the responsibilities as Investor Relations Officer – The Board of Directors appointed Mr. Paulo Rogério Caffarelli, Brazilian, married, lawyer, bearer of identification document RG no. 33813902 - SSP/PR and inscribed in the roll of individual taxpayers (CPF/MF) under number 442.887.279-87, domiciled at Av. Brig. Faria Lima nº 3400, 20º andar, in the city and state of São Paulo, Executive Officer responsible for the corporate areas, to accumulate the responsibilities as Investor Relations Officer. As a result, the Company’s Executive Board will now be composed as follows: Benjamin Steinbruch – CEO; Enéas Garcia Diniz – Executive Officer; Luis Fernando Barbosa Martinez – Executive Officer; David Moise Salama – Executive Officer; Fábio Eduardo de Pieri Spina – Executive Officer; Paulo Rogério Caffarelli – Executive Officer accumulating the responsibilities as Investor Relations Officer. 6.3 – General Matters – There being no further business to address, the meeting was adjourned for the drawing up of these minutes, which were read, approved, and signed by all in attendance.

I hereby confirm that the resolutions transcribed here are faithful in content to the minutes filed at the Company’s headquarters.

Claudia Maria Sarti

General Secretary to the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 10, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Rogério Caffarelli
Paulo Rogério Caffarelli Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.